UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

THE SPECTRANETICS CORPORATION

(Name of Subject Company (Issuer))

HEALTHTECH MERGER SUB, INC.

a wholly owned subsidiary of

PHILIPS HOLDING USA INC.

a wholly owned subsidiary of

KONINKLIJKE PHILIPS N.V.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001

(Title of Class of Securities)

84760C107

(CUSIP Number of Class of Securities)

Joseph E. Innamorati

HealthTech Merger Sub, Inc.

3000 Minuteman Road

Andover, MA 01810

(978) 687-1501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Matthew G. Hurd

Rita-Anne O’Neill

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,876,789,915	$217,519.95

*

Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by The Spectranetics Corporation (the “Company”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $38.50, the tender offer price, by (b) the sum of (i) 43,848,089, the number of issued and outstanding shares of Company common stock (including 82,103 shares of Company common stock subject to issuance pursuant to Company restricted stock awards), (ii) 2,885,555, the number of shares of Company common stock subject to issuance pursuant to options to purchase shares of Company common stock, (iii) 788,241, the number of shares of Company common stock subject to outstanding purchase rights under the Spectranetics employee stock purchase plan, (iv) 617,527, the number of shares of Company common stock subject to issuance pursuant to Company restricted stock units and (v) 526,275, the number of shares of Company common stock subject to issuance pursuant to Company performance stock units (assuming settlement of outstanding Company performance stock units based on achievement of applicable performance goals at 150% of the target performance level for Company performance stock units granted in 2016 and the target performance level for Company performance stock units granted in 2017). The foregoing share figures have been provided by the issuer to the offerors and are as of June 27, 2017, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $217,519.95	Filing Party: HealthTech Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 12, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on July 12, 2017 (together with any amendments and supplements thereto, the “Schedule TO”) by HealthTech Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Royal Philips”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of The Spectranetics Corporation, a Delaware corporation (the “Company”), at a price per Share of $38.50 net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 12, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 17 — “Certain Legal Matters; Regulatory Approvals—U.S. Antitrust Compliance” of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph after the last paragraph under such heading:

“The mandatory waiting period under the HSR Act expired as of 11:59 p.m., New York City time, on July 24, 2017.”

The information set forth in Section 17 — “Certain Legal Matters; Regulatory Approvals—Litigation” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“On July 21, 2017, Andres Aviles, an alleged stockholder of Spectranetics, filed a purported class action lawsuit against Spectranetics and its directors in the United States District Court for the District of Colorado, captioned Aviles v. Spectranetics Corp., et al., Case No. 1:17-cv-01767. The complaint alleges that Spectranetics and its directors violated federal securities laws by failing to disclose material information in Spectranetics’ Schedule 14D-9. The complaint seeks, among other things, (1) injunctive relief preventing the consummation of the Offer and the Merger; (2) rescissory damages or rescission in the event the Offer and the Merger are consummated; (3) damages; and (4) an award of plaintiffs’ expenses and attorneys’ fees.

On July 21, 2017, Paul Parshall, an alleged stockholder of Spectranetics, filed a purported class action lawsuit against Spectranetics, its directors, Parent and Purchaser in the United States District Court for the District of Colorado, captioned Parshall v. Spectranetics Corp., et al., Case No. 1:17-cv-01776. The complaint alleges that Spectranetics, its directors and the other defendants acting in their capacity as controlling persons violated federal securities laws by failing to disclose material information in Spectranetics’ Schedule 14D-9. The complaint seeks, among other things, (1) injunctive relief preventing the consummation of the Offer and the Merger; (2) rescissory damages or rescission in the event the Offer and the Merger are consummated; and (3) an award of plaintiffs’ expenses and attorneys’ fees.

On July 24, 2017, plaintiff Aviles filed a motion for expedited proceedings and a preliminary injunction.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2017

HEALTHTECH MERGER SUB, INC.

By:	/s/ Joseph E. Innamorati
	Name:	Joseph E. Innamorati
	Title:	Vice President and Secretary

PHILIPS HOLDING USA INC.

By:	/s/ Joseph E. Innamorati
	Name:	Joseph E. Innamorati
	Title:	Senior Vice President and Secretary

KONINKLIJKE PHILIPS N.V.

By:	/s/ Joseph E. Innamorati
	Name:	Joseph E. Innamorati
	Title:	Authorized Signatory